

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2013

<u>Via E-mail</u>
Sergey Solonin
Chief Executive Officer
QIWI plc
12-14 Kennedy Ave.
Kennedy Business Centre, 2nd Floor, Office 203
1087 Nicosia Cyprus

> **Re: QIWI plc**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted January 28, 2013**
> **CIK No. 0001561566**

Dear Mr. Solonin:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comment 4 in our letter dated December 3, 2012 and your statement that "the Company does not believe that [the number of shares registered] will be significant compared to the QIWI shares that will not be registered." To the extent possible, please provide additional detail regarding what you mean by the term "significant," including any possible range of the number of shares that will be offered as a percentage of the shares outstanding.

Risk Factors, page 14

Risks Relating to Corporate Governance Matters and Organizational Structure, page 25

As a foreign private issuer whose ADSs are listed on the . . . ., page 28

2. Clarify that you intend to follow Cyprus corporate governance law or practice, which, unlike the applicable NYSE or Nasdaq rule for domestic issuers, does not require that a majority of your directors be independent. See pp. 128-129 and p. 134 of the registration statement.

Risks Relating to the Offering, page 42

We have not yet assessed the effectiveness of our internal control . . ., page 43

3. We note your response to comment 14 in our letter dated December 3, 2012. If true, please state explicitly that the material weakness identified has not been remediated.

Business, page 89

Our Business Operations, page 93

Visa Qiwi Wallet, page 95

4. Please file the Framework Agreement with Visa pursuant to which Qiwi Wallet became a co-branded product. Please refer to Item 8 of Form F-1 and Item 601 of Regulation S-K.

Related Party Transactions, page 123

Bank Accounts and Deposits, page 125

5. We note your response to comment 28 in our letter dated December 3, 2012. Please revise your prospectus to include the disclosure you include in your response regarding the amount of deposits held by related parties and the fact that you consider this amount to be material.

Taxation, page 145

Certain Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs, page 153

6. An investor is entitled to know of the material Russian tax consequences, and not just "certain considerations," regarding the purchase, ownership and disposition of the ADSs. Revise accordingly (p. 153).

7. You state that "holders of ADSs that are eligible for the benefits of the United States-Russia Double Tax Treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or fixed base that is or was located in Russia and provided further that less than 50 percent of [your] fixed assets consist of immovable property situated in Russia (as defined in the treaty)" (p. 154). Clarify whether it is likely that you would meet the "less than 50 percent of fixed assets" condition that would enable an ADS holder to claim the benefits of the U.S.-Russia Double Tax Treaty.

Audited Consolidated Financial Statements

2. Principles underlying preparation of consolidated financial statements, page F-10

2.1 Basis of Presentation, page F-10

8. We reviewed your response to comment 36 in our letter dated December 3, 2012 and the revisions to your disclosure. Since you have not previously issued consolidated financial statements, the financial statements included in the Confidential Draft Registration Statement represent your first annual financial statements in which you adopted IFRS. As such, it appears that you should explain how the transition to IFRSs affected your financial position, financial performance and cash flow. Please refer to paragraphs 3 and 23 of IFRS 1 and instruction 3b. to Item 8 of Form 20-F. As such, please disclose how you applied the mandatory and optional exceptions contained in Appendices B – E of IFRS 1.

25. Other Income, page F-72

9. We reviewed your response to comment 18 in our letter dated December 3, 2012 and the revisions to your disclosure. Please tell us why it's appropriate to classify recoveries of accounts receivable written off in prior periods and write-offs of credit balances as non-operating income in light of the considerations in paragraph BC56 of IAS 1.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Alexander Karavaev
        QIWI plc

        Michael Zeidel
        Skadden, Arps, Slate, Meagher and Flom LLP